Legal Name	Jurisdiction of Incorporation
Simply Measured, Inc.	Washington

Sprout Social Limited	Ireland

Sprout Social Canada, Limited	Canada

Sprout Social Philippines, Inc.	Philippines

Sprout Social Poland	Poland

Sprout Social UK Limited	England and Wales

Tagger Media, Inc.	Delaware

TTAGG, Inc.	Delaware

Sprout Social Australia Pty Ltd	Australia

NewsWhip Group Holdings Limited	Ireland

NewsWhip Media Limited	Ireland

NewsWhip US, Inc.	Delaware